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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2005
Commission File Number: 000-50829

Zena Capital Corp.
(Translation of registrant's name into English)

750 West Pender Street, #604, Vancouver, British Columbia V6C 2T7
(Address of principal executive offices)

1. Unaudited Interim Financial Statements: Second Quarter Ended 6/30/2005
   Form 52-109FT2: CEO Certification of Interim Filings During Transition Period
   Form 52-109FT2: CFO Certification of Interim Filings During Transition Period
   Second Quarter Interim Financial Statements: Management's Discussion and Analysis

2. Unaudited Interim Financial Statements: Third Quarter Ended 9/30/2005
   Form 52-109FT2: CEO Certification of Interim Filings During Transition Period
   Form 52-109FT2: CFO Certification of Interim Filings During Transition Period
   Third Quarter Interim Financial Statements: Management's Discussion and Analysis

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F XXX   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___ **No XXX**
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2005

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTERS ENDED JUNE 30, 2005 AND 2004 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION'S AUDITORS.

ZENA CAPITAL CORP.
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS

June 30, 2005 and December 31, 2004
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

ASSETS		June 30, 2005		December 31, 2004
Current				
Cash and term deposits – Note 4	$	7,218	$	92,207
GST receivable		5,667		1,442
Accrued interest receivable		-		820
Prepaid expenses and deposits		4,650		4,650
		17,535		99,119
Mineral property – Schedule 1		314,398		271,034
	$	331,933	$	370,153
LIABILITIES				
Current				
Accounts payable – Note 2	$	78,236	$	21,946
SHAREHOLDERS' EQUITY				
Share Capital – Note 3		592,109		592,109
Contributed surplus		23,141		21,351
Deficit accumulated during the exploration stage		(361,553)		(265,253)
		253,697		348,207
	$	331,933	$	370,153

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the three and six months ended June 30, 2005 and 2004
and for the period February 8, 2000 (Date of Incorporation) to June 30, 2005
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	Three months ended March 31,		Six months ended June 30,		February 8, 2000 (Date of Incorporation) to June 30,
	2005	2004	2005	2004	2005
Administrative Expenses					
Accounting and audit fees – Note 2	$ 3,401	$ 6,110	$ 10,901	$ 7,110	$ 63,806
Consulting – Note 2	20,552	3,000	38,552	3,000	71,896
Filing fees	4,170	10,655	7,020	15,205	34,005
Interest and bank charges	89	219	179	326	2,848
Investor relations costs	1,775	600	1,982	2,300	9,818
Legal fees	3,100	5,258	11,500	9,792	55,309
Office and miscellaneous – Note 2	2,855	3,412	5,917	5,662	42,521
Printing	985	1,133	985	1,208	5,231
Rent – Note 2	3,750	2,750	7,500	5,000	45,125
Sponsorship costs	-	-	-	14,750	22,250
Transfer agent	5,623	6,044	6,773	6,612	26,922
Travel – Note 2	627	4,968	3,516	4,968	12,132
Loss before other items	(46,927)	(44,149)	(94,825)	(75,933)	(391,863)
Other items					
Interest income	39	678	315	1,162	29,531
Property investigation costs	-	-	-	-	(5,680)
Write-down of promissory note	-	-	-	-	(6,000)
Stock-based compensation	(900)	(12,000)	(1,790)	(12,000)	(23,141)
Loss for the period before income tax provision	(47,788)	(55,471)	(96,300)	(86,771)	(397,153)
Recovery of future income tax asset	-	-	-	-	35,600
Net loss for the period	(47,788)	(55,471)	(96,300)	(86,771)	(361,553)
Deficit, beginning of period	(313,765)	(190,132)	(265,253)	(158,832)	-
Deficit, end of period	$ (361,553)	$(245,603)	$ (361,553)	$ (245,603)	$ (361,553)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.02)	
Weighted average number of shares outstanding	5,000,833	3,922,509	5,000,833	3,922,509	

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three and six months ended June 30, 2005 and 2004
and for the period February 8, 2000 (Date of Incorporation) to June 30, 2005
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	Three months ended March 31,		Six months ended June 30,		February 8, 2000 (Date of Incorporation) to June 30,
	2005	2004	2005	2004	2005
Operating Activities					
Net loss for the period	$ (47,788)	$ (55,471)	$ (96,300)	$ (86,771)	$ (361,553)
Non-cash transactions:					
Write-down of promissory note	-	-	-	-	6,000
Stock-based compensation	900	12,000	1,790	12,000	23,141
Recovery of future income tax asset	-	-	-	-	(35,600)
Changes in non-cash working capital items related to operations:					
GST receivable	(3,589)	(6,894)	(4,225)	(8,643)	(5,667)
Accrued interest receivable	-	(600)	820	491	-
Prepaid expenses	300	(40)	-	10,810	(4,650)
Accounts payable	27,872	(1,672)	56,290	(5,781)	78,236
Cash used in operating activities	(22,305)	(52,677)	(41,625)	(77,894)	(300,093)
Investing Activities					
Promissory note receivable	-	-	-	-	(6,000)
Mineral property costs	(25,806)	(98,739)	(43,364)	(122,183)	(314,398)
Cash used in investing activities	(25,806)	(98,739)	(43,364)	(122,183)	(320,398)
Financing Activities					
Shares issued for cash	-	300,000	-	300,000	627,709
Share subscriptions received (utilized)	-	(300,000)	-	(100,000)	-
Cash provided by financing activities	-	-	-	200,000	627,709
Increase (decrease) in cash during the period	(48,111)	(151,416)	(84,989)	(77)	7,218
Cash and term deposit, beginning of period	55,329	315,063	92,207	163,724	-
Cash and term deposit, end of the period	$ 7,218	$ 163,647	$ 7,218	$ 163,647	$ 7,218

ZENA CAPITAL CORP.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three and six months ended June 30, 2005 and 2004
and for the period February 8, 2000 (Date of Incorporation) to June 30, 2005
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	Three months ended March 31,		Six months ended June 30,		February 8, 2000 (Date of Incorporation) to June 30,
	2005	2004	2005	2004	2005
Cash and term deposit represented by:					
Cash	$ 3,218	$ (7,353)	$ 3,218	$ (7,353)	$ 3,218
Term deposit	-	171,000	-	171,000	-
Funds held in trust	4,000	-	4,000	-	4,000
	$ 7,218	$ 163,647	$ 7,218	$ 163,647	$ 7,218
Supplemental disclosure of cash flow information:					
Cash paid for:					
Interest	$ -	$ -	$ -	$ -	
Income taxes	$ -	$ -	$ -	$ -	

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Incorporation) to June 30, 2005
(Stated in Canadian Dollars)

	Common Stock Issued Shares	Amount	Common Stock Subscriptions	Contributed Surplus	Deficit Accumulated during the Exploration Stage	Total
Balance, February 8, 2000	-	$ -	$ -	$ -	$ -	$ -
Cash received on share subscriptions – at $0.075	2,250,000	168,750	-	-	-	168,750
Net loss for the period	-	-	-	-	(674)	(674)
Balance, December 31, 2000	2,250,000	168,750	-	-	(674)	168,076
Shares issued for cash						
Pursuant to an initial public offering – at $0.15	1,350,000	202,500	-	-	-	202,500
Less: finance charges	-	(53,666)	-	-	-	(53,666)
Pursuant to the exercise of agent's share purchase options – at $0.15	67,500	10,125	-	-	-	10,125
Net loss for the year	-	-	-	-	(28,217)	(28,217)
Balance, December 31, 2001	3,667,500	327,709	-	-	(28,891)	298,818
Net loss for the year	-	-	-	-	(54,014)	(54,014)
Balance, December 31, 2002	3,667,500	327,709	-	-	(82,905)	244,804

…/cont'd

ZENA CAPITAL CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Incorporation) to June 30, 2005
(Stated in Canadian Dollars)

	Common Stock		Common Stock Subscriptions	Contributed Surplus	Deficit Accumulated during the Exploration Stage	Total
	Issued Shares	Amount				
Shares subscribed for cash	-	-	100,000	-		100,000
Net loss for the year	-	-		-	(75,927)	(75,927)
Balance, December 31, 2003	3,667,500	327,709	100,000	-	(158,832)	268,877
Shares issued for cash						
Pursuant to a private placement						
– at $0.225	1,333,333	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair market value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)
Balance, December 31, 2004	5,000,833	592,109		21,351	(265,253)	348,207
Fair market value of stock-based compensation	-	-	-	1,790	-	1,790
Net loss for the period	-	-	-	-	(96,300)	(96,300)
Balance, June 30, 2005	5,000,833	$ 592,109	$ -	$ 23,141	$ (361,553)	$ 253,697

ZENA CAPITAL CORP.
(An Exploration Stage Company)
INTERIM SCHEDULE OF ACQUISITON AND DEFERRED EXPLORATION COSTS

for the six months ended June 30, 2005 and
for the year ended December 31, 2004
(Unaudited – Prepared by Management)
(<u>Stated in Canadian Dollars</u>)

	Balance at December 31, 2003	Additions	Balance at December 31, 2004	Additions	Balance at June 30, 2005
Acquisition costs					
Option payments	$ 10,000	$ -	$ 10,000	$ -	$ 10,000
Legal fees	9,211	-	9,211	-	9,211
Advance royalty payments	1,200	-	1,200	-	1,200
Balance, ending	20,411	-	20,411	-	20,411
Deferred exploration costs					
Business plan	3,000	-	3,000	-	3,000
Consulting – Note 2	20,359	29,376	49,735	23,570	73,305
Drilling	16,941	19,140	36,081	-	36,081
Geology	12,950	4,731	17,681	-	17,681
Geophysics	2,350	-	2,350	-	2,350
Leasing costs	-	9,050	9,050	5,500	14,550
Project supervisions and engineering	30,944	48,789	79,733	9,561	89,294
Travel	-	10,391	10,391	4,533	14,924
Other	-	3,208	3,208	200	3,408
Balance, ending	86,544	124,685	211,229	43,364	254,593
Equipment costs	-	36,394	36,394	-	36,394
Permit deposits	-	3,000	3,000	-	3,000
	$ 106,955	$ 164,079	$ 271,034	$ 43,364	$ 314,398

ZENA CAPITAL CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2005
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 1   Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim statements follow the same accounting policies and methods of their application as the Company's audited December 31, 2004 annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's December 31, 2004 annual financial statements.

Note 2   Related Party Transactions

The Company incurred the following expenses charged by a partnership controlled by two directors and an officer of the Company, by a company controlled by a significant shareholder of the Company and an officer of the Company:

	Three months ended June 30,		Six months ended June 30,		February 8, 2000 (Date of Incorporation) to June 30,
	2005	2004	2005	2004	2005
Accounting	$ 3,353	$ 6,110	$ 9,853	$ 7,110	$ 52,318
Consulting	18,000	-	36,000	-	45,000
Office and miscellaneous	2,250	2,250	4,500	4,500	38,625
Rent	2,250	2,250	4,500	4,500	38,625
Travel	525	-	1,050	-	2,625
Deferred exploration:					
Consulting	10,962	-	20,306	-	49,682
	$ 37,340	$ 10,610	$ 76,209	$ 16,110	$ 226,875

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

An officer of the Company holds a 37.5% interest in the optionor's interest in the Company's mineral property.

ZENA CAPITAL CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2005
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 2   Related Party Transactions – (cont'd)

Included in accounts payable and accrued liabilities at June 30, 2005 is $65,616 (December 31, 2004: $15,233) due to a partnership controlled by two directors of the Company and to a company controlled by a significant shareholder of the Company.

Note 3   Share Capital

    a) Authorized:

       100,000,000 common shares without par value
       100,000,000 preferred shares without par value

    b) Escrow Shares:

       At June 30, 2005, there were 1,617,868 (December 31, 2004: 2,022,334) common shares held in escrow. The escrow shares will be released pro rata to the shareholders as follows:

       i)   404,466 on October 1, 2005
       ii) 404,466 on April 1, 2006
       iii) 404,466 on October 1, 2006
       iv) 404,470 on April 1, 2007

    c) Share purchase warrants:

       As at December 31, 2004, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitled the holder to purchase an additional common share as follows:

Number	Exercise Price	Expiry Date
1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006
1,333,333		

ZENA CAPITAL CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2005
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 3   Share Capital – (cont'd)

d) Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company's stock on the date of the grant and, unless otherwise stated, vest on the grant date. Summary status of the plan is as follows:

	Number	Weighted Average Value
Options outstanding December 31, 2003	272,500	$0.15
Granted	225,000	$0.26
Cancelled	(50,000)	$0.30
Options outstanding December 31, 2004 and June 30, 2005	447,500	$0.19
Options exercisable June 30, 2005	447,500	$0.19

At June 30, 2005, there were 447,500 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date
272,500	$0.15	March 16, 2004	February 7, 2006
125,000	$0.22	April 12, 2004	April 7, 2009
50,000	$0.30	April 12, 2004	April 7, 2006
447,500			

ZENA CAPITAL CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2005
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 3   Share Capital – (cont'd)

d)   Share Purchase Options - (cont'd)

Stock-based Compensation Plan – (cont'd)

The fair value of the share purchase options granted was determined using the Black-Scholes model with the following assumptions:

	Year ended December 31, 2004
Risk free rate	3.75%
Dividend yield	0%
Expected volatility	0.574
Weighted average expected option life	3.3 years
Weighted average fair value per share	$0.14

Note 4   Restricted Cash

Included in cash is $4,000 (December 31, 2005: $4,000) held in trust, by the Company's lawyer, for possible future royalty payments related to the Lapin Barite Property.

Note 5   Subsequent Event

Subsequent to June 30, 2005, the Company received $60,000 as advances with respect to a proposed convertible debenture totaling $100,000. The debenture is expected to be secured by all of the assets of the Company, bear interest at 10%, repayable on the first anniversary of closing and convertible at the option of the lenders into units at $0.30 per unit. Each unit is expected to consist of one common share and one common share purchase warrant. The warrants are expected to be exercisable for two years from conversion at $0.30 per share. These debentures are subject to regulatory filing and approval.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Terry Amisano, President of Zena Capital Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Zena Capital Corp., (the "issuer") for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

August 26, 2005
Date

/s/Terry Amisano
Signature

President
Title

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Roy Brown, Chief Financial Officer of Zena Capital Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Zena Capital Corp., (the "issuer") for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

August 26, 2005
Date

/s/Roy Brown
Signature

Chief Financial Officer
Title

ZENA CAPITAL CORP.
ANNUAL REPORT
for the six months ended June 30, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1 Date of Report: August 26, 2005

1.2 Overall Performance

Nature of Business and Overall Performance

The Company formalized a letter of intent dated May 23, 2003 (amended August 12, 2003) with the execution on September 24, 2003 of an Option Agreement with Byard MacLean of Vancouver, British Columbia to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals ("Minerals"), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the "Industrial Minerals Property"). The Company and Byard MacLean are arm's-length parties. The properties consist of 12 claims (12 units) encompassing 300 hectares. In order to acquire a 100% interest in the Minerals located on the Industrial Minerals Property, the Company must spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the "Program"). The proposed Option served as the Company's Qualifying Transaction pursuant to Policy 2.4 of the TSX. On April 2, 2004, the Company completed its Qualifying Transaction and its trading was reinstated on the Exchange. The Company is no longer considered a Capital Pool Company. The Company incorporated a wholly owned subsidiary Rock Creek Minerals Ltd. under the British Columbia Company Act to hold the property and conduct the Phase 2 and 3 Programs (detailed below).

Phase I of the Program was completed by the Company during the year ended December 31, 2003, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs. The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent. As a result of these expenditures, the Company earned a 30% interest. The drilling and related exploration work (12 diamond drill holes for a total of 203.79 metres) that was completed on the property confirmed the presence of high grade barite including an estimated measured resource of 5,800 tons of direct shipping barite with a specific gravity of greater than 4.2 and an estimated inferred resource of 4,340 tons with specific gravity of 3.5. The Company has, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as it's Qualifying Transaction, commenced Phase 2. Phase 2 of the Program includes exploration, equipment purchase and completion of production and test marketing of a "bulk sample" of up to 10,000 tons of barite. Permission to obtain a permit for the "bulk sample" has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals. The qualified engineering report (43-101 compliant report) has categorized this resource. Proceeds from the sale of Minerals from Phase 2 of the Program are to be allocated towards funding the construction of a 10,000-ton/annum-mill facility scheduled for Phase 3 of the Program, should the Company elect to proceed with Phase 3 of the Program.

After completion of the Program, the Company will own 100% of the mineral rights to the Minerals and the mill facility subject to a 20% net profits interest to the vendor (Byard MacLean) and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000 and the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the "bulk sample". Minimum advance royalty payments of $4,000 per year are payable by July 31. Roy Brown, an officer of the Company (director and officer of Company's subsidiary) holds 37.5% of Byard MacLeans interest in the Industrial Minerals Property.

The Company can purchase the 20% Net Profit Royalty after completion of Phase 2, but prior to Phase 3 commencing for $400,000. After completion of Phase 3, the purchase price of the 20% is subject to an independent valuation.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component and the weighting agent used in drilling mud for the oil and gas industry's exploration and developmental drilling programs. The Company's research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the USA, as there is no existing production available in B.C.

Operations during the six months ended June 30, 2005 were primarily related to further expenditures on Phase 2 of the Industrial Mineral Property (see detail below), and issues with respect to access to the Property. During the year ended December 31, 2004, the Company conducted, as outlined in Phase 2 of it's Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property. The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site. The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision and the commencement of Phase 3 (mill construction and commercial production), as outlined in it's Option Agreement. Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located. A baseline survey was completed in May 2005. This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water). Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities. The Company has attempted to negotiate the terms of an Access agreement with the landowner. After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard. The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board ("MAB") to settle the terms of access. The Company submitted to the MAB on April 6, 2005. On April 19, 2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process. The Company attended the first meeting, along with the landowner and a member of the MAB on May 12, 2005 wherein a further meeting date in June and location was set to mediate the terms of access to the Property. On August 3, 2005, the Company received the order from the MAB (amended on August 11, 2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on August 26, 2005) and the deposit of $10,000 with the MAB as security for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration, annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged). The Company has had both orders filed with the Supreme Court of British Columbia. Zena intends to immediately complete reclamation on the 2004 program that was not completed due to access being withheld and complete Phase 2.

The Company entered into an agreement dated March 19, 2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. ("MI") for a fixed price per tonne including delivery and quality control monitoring. This agreement was for one year with an option for MI to renew for an additional three years. Effective on March 19, 2005, the agreement expired as the contract was not renewed by MI. The Company is currently attempting to negotiate a new contract.

1.3   Selected Annual Information

Not applicable

1.4   Results of Operations

The Company has not yet generated revenue to date and has reported net losses in the past three years. Net loss over the comparative quarter generally remained consistent, as discussed in section 1.5. The Company's significant project is the Industrial Minerals Project, detailed in section 1.2. The Company intends to continue with its plan to acquire the 100% interest in the Industrial Mineral Project, as discussed in section 1.2.

1.5   Summary of Quarterly Results

The following is a summary of the Company's financial results for the eight most recently completed quarters:

	Q2 June 30, 2005	Q1 Mar 31, 2005	Q4 Dec 31, 2004	Q3 Sept 30, 2004	Q2 June 30, 2004	Q1 Mar 31, 2004	Q4 Dec 31, 2003	Q3 Sept 30, 2003
Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net income (loss) before discontinued operations and extraordinary items:								
Total	$ (47,788)	$ (48,512)	$ 21,974	$ (41,624)	$ (55,471)	$ (31,300)	$ (33,745)	$ (6,126)
Per share	$ (0.01)	$ (0.01)	$ 0.00	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)
Per share, fully diluted	$ (0.01)	$ (0.01)	$ 0.00	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)
Net income (loss):								
Total	$ (47,788)	$ (48,512)	$ 21,974	$ (41,624)	$ (55,471)	$ (31,300)	$ (33,745)	$ (6,126)
Per share	$ (0.01)	$ (0.01)	$ 0.00	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)
Per share, fully diluted	$ (0.01)	$ (0.01)	$ 0.00	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.00)

The Company reported a net loss of $96,300 for the six months ended June 30, 2005. Administrative expenses for the six months ended June 30, 2005 increased by $18,892 compared to the six months ended June 30, 2004. This was primarily due to the increased activity with respect to administrative costs regarding the continuation of Phase 2 of the Program and access to the property. Commencing January 2005, the Company increased payments to consultants from $2,000 per month to a total of $6,000 per month for services with respect to the administration of the Company. A total of $1,000 per month of these services is being paid to a partnership controlled by directors of the Company. There were no sponsorship costs in the six months ended June 30, 2005, as these costs were 'one-time' costs associated with the Company's application to trade on the TSX Venture Exchange. Legal costs have increased due to increased costs of maintaining the Company's listing on the TSX Venture Exchange and support for property access issues.

The Company has incurred a total of $43,364 in costs for the six months ended June 30, 2005 with respect to Phase 2 costs on the Industrial Mineral Property, as described above. Details of these costs are disclosed in Schedule 1 of the financial statements.

Other expense for the period included $1,790 for stock-based compensation expense related to the vesting of share purchase options to Roy Brown.

1.6   Liquidity

The Company has total assets of $331,933. The Primary assets of the Company are cash of $7,218, and a mineral property carried at $314,398. The Company has no long-term liabilities and has working capital deficiency of $60,701. It is management's opinion that these assets are sufficient to meet the Company's obligations as they come due and that the Company is not exposed to any significant liquidity risks at this time. However the Company has commenced discussions with respect to obtaining sufficient funds to enable it to continue with its business plan during the remainder of this fiscal year. These funds may be obtained via loans or private placements of the Company's common shares. Subsequent to June 30, 2005, the Company received $60,000 as advances with respect to a proposed convertible debenture totaling $100,000. The debenture is expected to be secured by all of the assets of the Company, bear interest at 10%, repayable on the first anniversary of closing and convertible at the option of the lenders into units at $0.30 per unit. Each unit is expected to consist of one common share and one common share purchase warrant. The warrants are expected to be exercisable for two years from conversion at $0.30 per share. These debentures are subject to regulatory filing and approval.

1.7   Capital Resources

The only capital resource of the Company is the mineral property, carried at $314,398. The Company's intention is to commit further funds for further expenditures on this property, as detailed in section 1.2. There are currently no specific expected sources of funds to fulfil its property option requirements, however, the Company has commenced discussions with interested parties regarding same.

1.8   Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9   Transactions with Related Parties

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, Kevin Hanson and Terry Amisano, an officer of the Company, Roy Brown (the deferred exploration costs – consulting and travel costs) and a Company controlled by significant shareholder of the Company (consulting fees), Greg Burnett, as follows:

	Six months Ended June 30, 2005	Six months Ended June 30, 2004
Accounting	$ 9,853	$ 7,110
Consulting	36,000	-
Office and miscellaneous	4,500	4,500
Rent	4,500	4,500
Travel	1,050	-
Deferred exploration costs:		
Consulting	20,306	-
	$ 76,209	$ 16,110

These expenditures are measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Roy Brown, an officer of the Company and an officer and director of the Company's subsidiary, holds 37.5% of Byard MacLean's interest in the Industrial Mineral Property.

Included in accounts payable is $30,768 due to a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano) and $31,050 due to a Company controlled by a significant shareholder of the Company (Greg Burnett). An additional $2,798 is due to director Kevin Hanson personally and $1,000 is due to an officer, Roy Brown, for expenses.

1.10   Second Quarter

The second quarter events were primarily related to continued work with respect to the Industrial Mineral Property, administration of the Company and seeking a listing on the OTCBB. The Property work was primarily relating to the removal of the temporary withholding of access.

1.11   Proposed Transactions

N/A

1.12   Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

1.13   Changes in Accounting Policies

The Company adopted no new accounting policies during the six months ended June 30, 2005.

1.14   Financial Instruments and Other Instruments

The carrying value of cash and term deposits and accounts payable approximate their fair values due to the short maturity of those instruments. Unless otherwise noted, it is managements' opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15   Other MD&A Requirement

a) Additional information relating to the Company is on SEDAR at www.sedar.com.

b) Disclosure of Outstanding Share Data

   i)   Authorized:
           100,000,000 common shares without par value
           100,000,000 preferred shares without par value

   ii) Common shares issued:

	Number	Amount
Balance, June 30, 2005 and August 26, 2005	5,000,883	$ 592,109

   iii) Share purchase options

   At June 30, 2005 and August 26, 2005, there were 447,500 share purchase options outstanding to directors entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date
272,500	$0.15	March 16, 2000	February 7, 2006
125,000	$0.22	April 12, 2004	April 7, 2009
50,000	$0.30	April 12, 2004	April 7, 2006
447,500			

iv) Share purchase warrants

As at June 30, 2005 and August 26, 2005, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitle the holder to purchase an additional common share as follows:

Number	Exercise Price	Expiry Date
1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006
1,333,333		

v) Escrow Shares:

At June 30, 2005, there were 1,617,868 common shares held in escrow. The escrow shares will be released pro rata to the shareholders as follows:

i)   404,466 on October 1, 2005;
ii)   404,466 on April 1, 2006;
iii) 404,466 on October 1, 2006;
iv)   404,470 on April 1, 2007;

ZENA CAPITAL CORP.

(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2005

(Unaudited – Prepared by Management)

(Stated in Canadian Dollars)

THE ACCOMPANYING FINANCIAL STATEMENTS FOR THE QUARTERS ENDED SEPTEMBER 30, 2005 AND 2004 HAVE NOT BEEN REVIEWED OR AUDITED BY THE CORPORATION'S AUDITORS.

ZENA CAPITAL CORP.
(An Exploration Stage Company)
INTERIM CONSOLIDATED BALANCE SHEETS

September 30, 2005 and December 31, 2004
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

		September 30, 2005		December 31, 2004
ASSETS				
Current				
Cash and term deposits – Note 4	$	53,854	$	92,207
GST receivable		8,675		1,442
Accrued interest receivable		-		820
Prepaid expense and deposits		4,650		4,650
		67,189		99,119
Mineral property – Schedule 1		326,011		271,034
	$	393,200	$	370,153
LIABILITIES				
Current				
Accounts payable – Note 2	$	90,309	$	21,946
Convertible debt – Note 5		80,000		-
		170,309		21,946
SHAREHOLDERS' EQUITY				
Share Capital – Note 3		592,109		592,109
Contributed surplus		23,250		21,351
Deficit accumulated during the exploration stage		(392,468)		(265,253)
		222,891		348,207
	$	393,200	$	370,153

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

for the three and nine months ended September 30, 2005 and 2004
and for the period February 8, 2000 (Date of Incorporation) to September 30, 2005
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	Three months ended September 30, 2005	Three months ended September 30, 2004	Nine months ended September 30, 2005	Nine months ended September 30, 2004	February 8, 2000 (Date of Incorporation) to September 30, 2005
Administrative Expenses					
Accounting and audit fees – Note 2	$ 2,515	$ 7,904	$ 13,415	$ 15,014	$ 66,320
Consulting – Note 2	18,626	12,138	57,178	24,044	90,522
Filing fees	600	1,000	7,620	7,299	34,605
Interest and bank charges	35	69	214	395	2,883
Investor relations costs	-	1,912	1,982	4,212	9,818
Legal fees	1,500	270	13,000	10,062	56,809
Office and miscellaneous – Note 2	2,558	2,696	8,476	8,358	45,080
Printing	-	-	985	1,208	5,231
Rent – Note 2	3,921	5,300	11,421	10,300	49,046
Sponsorship costs	-	-	-	14,750	22,250
Transfer agent	701	1,915	7,474	8,527	27,623
Travel – Note 2	350	1,026	3,866	5,994	12,482
Loss before other items	(30,806)	(34,230)	(125,631)	(110,163)	(422,669)
Other items					
Interest income	-	481	315	1,643	29,531
Property investigation costs	-	-	-	-	(5,680)
Write-down of promissory note	-	-	-	-	(6,000)
Stock-based compensation	(109)	(7,875)	(1,899)	(19,875)	(23,141)
Loss for the period before income tax provision	(30,915)	(41,624)	(127,215)	(128,395)	(428,068)
Recovery of future income tax asset	-	-	-	-	35,600
Net loss for the period	(30,915)	(41,624)	(127,215)	(128,395)	(392,468)
Deficit, beginning of period	(361,553)	(245,603)	(265,253)	(158,832)	-
Deficit, end of period	$ (392,468)	$(287,227)	$(392,468)	$(287,227)	$(392,468)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.03)	$ (0.02)	
Weighted average number of shares outstanding	5,000,833	5,000,833	5,000,833	4,458,709	

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three and six months ended September 30, 2005 and 2004
and for the period February 8, 2000 (Date of Incorporation) to September 30, 2005
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,		February 8, 2000 (Date of Incorporation) to September 30,
	2005	2004	2005	2004	2005
Operating Activities					
Net loss for the period	$(30,915)	$(41,624)	$(127,215)	$(128,395)	$(392,468)
Non-cash transactions:					
Write-down of promissory note	-	-	-	-	6,000
Stock-based compensation	109	7,875	1,899	19,875	23,250
Recovery of future income tax asset	-	-	-	-	(35,600)
Changes in non-cash working capital items related to operations:					
GST receivable	(3,018)	(1,499)	(7,243)	(10,142)	(8,685)
Accrued interest receivable	-	(207)	820	284	-
Prepaid expenses	-	40	-	10,850	(4,650)
Accounts payable	12,073	816	68,363	(4,965)	90,309
Cash used in operating activities	(21,751)	(34,599)	(63,376)	(112,493)	(321,844)
Investing Activities					
Promissory note receivable	-	-	-	-	(6,000)
Mineral property costs	(11,613)	(13,052)	(54,977)	(135,235)	(326,011)
Cash used in investing activities	(11,613)	(13,052)	(54,977)	(135,235)	(332,011)
Financing Activities					
Convertible debt	80,000	-	80,000	-	80,000
Shares issued for cash	-	-	-	300,000	627,709
Share subscriptions received (utilized)	-	-	-	(100,000)	-
Cash provided by financing activities	80,000	-	80,000	200,000	707,709
Increase (decrease) in cash during the period	46,636	(47,651)	(38,353)	(47,728)	53,854
Cash and term deposit, beginning of period	7,218	163,647	92,207	163,724	-
Cash and term deposit, end of the period	$ 53,854	$ 115,996	$ 53,854	$ 115,996	$ 53,854

…/Cont'd

ZENA CAPITAL CORP.
(An Exploration Stage Company)
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

for the three and six months ended September 30, 2005 and 2004
and for the period February 8, 2000 (Date of Incorporation) to September 30, 2005
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	Three months ended September 30,		Nine months ended September 30,		February 8, 2000 (Date of Incorporation) to September 30,
	2005	2004	2005	2004	2005
Cash and term deposit represented by:					
Cash	$49,854	$(6,004)	$49,854	$(6,004)	$49,854
Term deposit	-	118,000	-	118,000	-
Funds held in trust	4,000	4,000	4,000	4,000	4,000
	$ 53,854	$ 115,996	$ 53,854	$ 115,996	$ 53,854
Supplemental disclosure of cash flow information:					
Cash paid for:					
Interest	$ -	$ -	$ -	$ -	
Income taxes	$ -	$ -	$ -	$ -	

SEE ACCOMPANYING NOTES

ZENA CAPITAL CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Incorporation) to September 30, 2005
(Stated in Canadian Dollars)

	Common Stock Issued Shares	Amount	Common Stock Subscriptions	Contributed Surplus	Deficit Accumulated during the Exploration Stage	Total
Balance, February 8, 2000	-	$ -	$ -	$ -	$ -	$ -
Cash received on share subscriptions – at $0.075	2,250,000	168,750	-	- -		168,750
Net loss for the period	-	-	-	-	(674)	(674)
Balance, December 31, 2000	2,250,000	168,750	-	-	(674)	168,076
Shares issued for cash						
Pursuant to an initial public offering – at $0.15	1,350,000	202,500	-	-	-	202,500
Less: finance charges	-	(53,666)	-	-	-	(53,666)
Pursuant to the exercise of agent's share purchase options – at $0.15	67,500	10,125	-	-	-	10,125
Net loss for the year	-	-	-	-	(28,217)	(28,217)
Balance, December 31, 2001	3,667,500	327,709	-	-	(28,891)	298,818
Net loss for the year	-	-	-	-	(54,014)	(54,014)
Balance, December 31, 2002	3,667,500	327,709	-	-	(82,905)	244,804

…/cont'd

ZENA CAPITAL CORP.
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
for the period from February 8, 2000 (Date of Incorporation) to September 30, 2005
(Stated in Canadian Dollars)

	Common Stock Issued Shares	Amount	Common Stock Subscriptions	Contributed Surplus	Deficit Accumulated during the Exploration Stage	Total
Shares subscribed for cash	-	-	100,000	-		100,000
Net loss for the year	-	-		-	(75,927)	(75,927)
Balance, December 31, 2003	3,667,500	327,709	100,000	-	(158,832)	268,877
Shares issued for cash						
Pursuant to a private placement						
– at $0.225	1,333,333	300,000	(100,000)	-	-	200,000
Recovery of future income tax asset	-	(35,600)	-	-	-	(35,600)
Fair value of stock-based compensation	-	-	-	21,351	-	21,351
Net loss for the year	-	-	-	-	(106,421)	(106,421)
Balance, December 31, 2004	5,000,833	592,109	-	21,351	(265,253)	348,207
Fair value of stock-based compensation	-	-	-	1,899	-	1,899
Net loss for the period	-	-	-	-	(127,215)	(127,215)
Balance, September 30, 2005	5,000,833	$ 592,109	$ -	$ 23,250	$ (392,468)	$ 222,891

ZENA CAPITAL CORP.
(An Exploration Stage Company)
INTERIM SCHEDULE OF ACQUISITON AND DEFERRED EXPLORATION COSTS

for the nine months ended September 30, 2005 and
for the year ended December 31, 2004
(Unaudited – Prepared by Management)
(Stated in Canadian Dollars)

	Balance at December 31, 2003	Additions	Balance at December 31, 2004	Additions	Balance at September 30, 2005
Acquisition costs					
Option payments	$ 10,000	$ -	$ 10,000	$ -	$ 10,000
Legal fees	9,211	-	9,211	-	9,211
Advance royalty payments	1,200	-	1,200	-	1,200
Balance, ending	20,411	-	20,411	-	20,411
Deferred exploration costs					
Business plan	3,000	-	3,000	-	3,000
Consulting – Note 2	20,359	29,376	49,735	33,763	83,498
Drilling	16,941	19,140	36,081	-	36,081
Geology	12,950	4,731	17,681	800	18,481
Geophysics	2,350	-	2,350	-	2,350
Leasing costs	-	9,050	9,050	5,500	14,550
Project supervisions and engineering	30,944	48,789	79,733	9,561	89,294
Travel	-	10,391	10,391	4,533	14,924
Other	-	3,208	3,208	820	4,028
Balance, ending	86,544	124,685	211,229	54,977	266,206
Equipment costs	-	36,394	36,394	-	36,394
Permit deposits	-	3,000	3,000	-	3,000
	$ 106,955	$ 164,079	$ 271,034	$ 54,977	$ 326,011

ZENA CAPITAL CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2005
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 1   Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. These interim statements follow the same accounting policies and methods of their application as the Company's audited December 31, 2004 annual financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's December 31, 2004 annual financial statements.

Note 2   Related Party Transactions – Note 5

The Company incurred the following expenses charged by a partnership controlled by two directors, a company controlled by a significant shareholder of the Company and an officer of the Company:

| | Three months ended September 30, | | Nine months ended September 30, | | February 8, 2000 (Date of Incorporation) to September 30, |
	2005	2004	2005	2004	2005
Accounting	$ 2,515	$ 6,425	$ 12,368	$ 13,535	$ 54,833
Consulting	18,000	6,000	54,000	6,000	63,000
Office and miscellaneous	2,250	2,250	6,750	6,750	40,875
Rent	2,250	2,250	6,750	6,750	40,875
Travel	350	-	1,400	-	2,975
Deferred exploration:					
Consulting	10,193	-	30,499	-	59,875
	$ 35,558	$ 16,925	$ 111,767	$ 33,035	$ 262,433

These expenditures were measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

As at September 30, 2005, an officer of the Company held a 37.5% interest in the optionor's interest in the Company's mineral property. Subsequent to September 30, 2005, this interest was amended (Note 6).

Included in accounts payable and accrued liabilities at September 30, 2005 is $69,265 (December 31, 2004: $15,233) due to a partnership controlled by two directors of the Company and to a company controlled by a significant shareholder of the Company.

ZENA CAPITAL CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2005
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 3   Share Capital

a) Authorized:

100,000,000 common shares without par value
100,000,000 preferred shares without par value

b) Escrow Shares:

At September 30, 2005, there were 1,617,868 (December 31, 2004: 2,022,334) common shares held in escrow. The escrow shares will be released pro rata to the shareholders as follows:

i)   404,466 on October 1, 2005 (subsequently released)
ii) 404,466 on April 1, 2006
iii) 404,466 on October 1, 2006
iv) 404,470 on April 1, 2007

c) Share purchase warrants:

As at December 31, 2004, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitled the holder to purchase an additional common share as follows:

Number	Exercise Price	Expiry Date
1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006
1,333,333		

d) Share Purchase Options:

Stock-based Compensation Plan

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities at an exercise price equal to the market price of the Company's stock on the date of the grant and, unless otherwise stated, vest on the grant date. Summary status of the plan is as follows:

ZENA CAPITAL CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2005
(Unaudited – Prepared by Management
(Stated in <u>Canadian Dollars</u>)

Note 3   <u>Share Capital</u> – (cont'd)

d) Share Purchase Options – (cont'd)

Stock-based Compensation Plan – (cont'd)

	Number	Weighted Average Value
Options outstanding December 31, 2003	272,500	$0.15
Granted	225,000	$0.26
Cancelled	(50,000)	$0.30
Options outstanding December 31, 2004 and September 30, 2005	447,500	$0.19
Options exercisable September 30, 2005	447,500	$0.19

At September 30, 2005, there were 447,500 share purchase options outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date
272,500	$0.15	March 16, 2004	February 7, 2006
125,000	$0.22	April 12, 2004	April 7, 2009
*50,000	$0.30	April 12, 2004	April 7, 2006
447,500			

* These options vested as to 12,500 every three months commencing July 12, 2004.

The fair value of the share purchase options granted was determined using the Black-Scholes model with the following assumptions:

	Year ended December 31, 2004
Risk free rate	3.75%
Dividend yield	0%
Expected volatility	0.574
Weighted average expected option life	3.3 years
Weighted average fair value per share	$0.14

ZENA CAPITAL CORP.
(An Exploration Stage Company)
NOTES TO THE INTERIM FINANCIAL STATEMENTS
September 30, 2005
(Unaudited – Prepared by Management
(Stated in Canadian Dollars)

Note 4   Restricted Cash

Included in cash is $4,000 (December 31, 2004: $4,000) held in trust, by the Company's lawyer, for possible future royalty payments related to the Lapin Barite Property.

Note 5   Convertible Debt

As of September 30, 2005, the Company had received $80,000 with respect to a proposed private placement of five convertible debentures for $20,000 each for total proceeds of $100,000. The debentures are expected to be secured by all of the assets of the Company, bear interest at 10%, repayable on the first anniversary of closing and convertible at the option of the lenders into units at $0.305 per unit. Each unit is expected to consist of one common share and one common share purchase warrant. The warrants are expected to be exercisable for two years from conversion at $0.305 per share. The debentures will be secured by a general security agreement over all of the assets of the Company and its subsidiary. These debentures are subject to regulatory approval. The debentures are due to related parties to the Company, which includes a director of the Company, a company controlled by a director of the Company, a spouse of a director of the Company and significant shareholders of the Company.

Note 6   Subsequent Event

On October 14, 2005, the Company executed an agreement to acquire 100% ownership to certain industrial mineral (barite) claims located near Rock Creek, British Columbia that it has held under an option agreement dated September 24, 2003. Prior to this 100% acquisition, the Company had earned a 30% interest in the claims and had held an option to acquire the remaining 70% interest. The remaining interest is being acquired for cash consideration of $20,000. The Company is obligated to pay royalty payments and a cash payment of $90,000 to previous owners of the claims should the Company commence commercial production.

Concurrent with the above described acquisition, the Company has also agreed to grant a 10% net profits interest in the claims to an officer of the Company. This interest was granted to replace the interest in the claims that the officer had previously held.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Terry Amisano, President of Zena Capital Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Zena Capital Corp., (the "issuer") for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

November 16, 2005
Date

/s/Terry Amisano
Signature

President
Title

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Roy Brown, Chief Financial Officer of Zena Capital Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Zena Capital Corp., (the "issuer") for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

November 16, 2005
Date

/s/Roy Brown
Signature

Chief Financial Officer
Title

ZENA CAPITAL CORP.
QUARTERLY REPORT
for the nine months ended September 30, 2005

MANAGEMENT DISCUSSION AND ANALYSIS

1.1   Date of Report: November 16, 2005

1.2   Overall Performance

Nature of Business and Overall Performance

The Company formalized a letter of intent dated May 23, 2003 (amended August 12, 2003) with the execution on September 24, 2003 of an Option Agreement to acquire up to 100% of certain mineral rights in properties prospective for exploration for industrial minerals ("Minerals"), including barite, located in the Greenwood mining division of British Columbia near the town of Rock Creek (hereinafter referred to as the "Industrial Minerals Property"). The Company and the optionor are arm's-length parties. The properties consist of 12 claims (12 units) encompassing 300 hectares. In order to acquire a 100% interest in the Minerals located on the Industrial Minerals Property, the Company was required to spend up to $790,000 on a three-phase program of exploration, development and equipment purchases (the "Program"). The proposed Option served as the Company's Qualifying Transaction pursuant to Policy 2.4 of the TSX Venture Exchange ("TSX"). On April 2, 2004, the Company completed its Qualifying Transaction and its trading was reinstated on the Exchange. The Company incorporated a wholly owned subsidiary, Rock Creek Minerals Ltd., under the British Columbia Company Act to hold the property and conduct the Phase 2 and 3 Programs (detailed below). By an agreement dated October 14, 2005, the optionor has agreed to dispose of his entire remaining interest in the Industrial Mineral Property for $20,000. The Company has paid $10,000, with the remaining $10,000 due on or before March 31, 2006. In addition, the Company has also agreed to grant Roy Brown, an officer of the Company, and the President of the Company's wholly-owned subsidiary, Rock Creek Minerals Ltd. a 10% net profits interest in the Industrial Mineral Property. This interest replaces Mr. Brown's interest that had previously been acquired from the optionor.

Phase I of the Program was completed by the Company during the year ended December 31, 2003, wherein the Company incurred $55,428 in exploration costs and property payments of $19,211, including $9,211 of related legal costs. The Option Agreement required $40,000 (comprised of $30,000 of exploration and a $10,000 option payment) to be spent. As a result of these expenditures, the Company earned a 30% interest. The drilling and related exploration work (12 diamond drill holes for a total of 203.79 metres) that was completed on the property confirmed the presence of high grade barite including an estimated measured resource of 5,800 tons of direct shipping barite with a specific gravity of greater than 4.2 and an estimated inferred resource of 4,340 tons with specific gravity of 3.5. The Company, based on a qualified engineering report recommending the expenditure of $200,000 and TSX approval to Phase 2 of the Program as it's Qualifying Transaction, commenced Phase 2 during the year ended December 31, 2004. Phase 2 of the Program includes exploration, equipment purchase and completion of production and test marketing of a "bulk sample" of up to 10,000 tons of barite. Permission to obtain a permit for the "bulk sample" has been obtained from the appropriate regulatory authority in addition to authorization to drill a geological zone of Minerals. The qualified engineering report (43-101 compliant report) has categorized this resource. The Company incurred approximately $200,000 on Phase 2, but was unable to commence the production and test marketing of a bulk sample due to the Company's inability to obtain access to the Industrial Mineral Property (see below).

As per the October 14, 2005 agreements listed above, the Company now owns 100% of the mineral rights to the Minerals subject to a 10% net profits interest, $10,000 cash and royalty payments based on production to the original underlying vendors of the Industrial Minerals Property to a maximum of $300,000, the payment of $5.00 per ton of the industrial mineral barite sold in excess of 3,000 tons from the "bulk sample". Minimum advance royalty payments of $4,000 per year are payable by July 31. The Company must also pay $90,000 upon the commencement of commercial production. Roy Brown, an officer of the Company (director and officer of Company's subsidiary) holds the 10% net profits interest.

Barite, the primary industrial mineral on the Industrial Minerals Property, is a major component and the weighting agent used in drilling mud for the oil and gas industry's exploration and developmental drilling programs. The Company's research indicates that drilling activity in British Columbia is increasing, therefore increasing the regional demand for Barite. Currently supply is almost exclusively sourced from the USA, as there is no existing production available in B.C.

Operations during the nine months ended September 30, 2005 were primarily related to further expenditures on Phase 2 of the Industrial Mineral Property (see detail below) and issues with respect to access to the Property. During the year ended December 31, 2004, the Company conducted, as outlined in Phase 2 of it's Option Agreement, a program of drilling, trenching and soil sampling program on the Rock Creek Lapin Barite Property. The 2004 program successfully outlined an additional barite zone on strike to the initial open pit zone. This new zone is on a slope and extraction of the barite will be more economical than at the open pit site. The Company filed for a permit with the Ministry of Energy and Mines to extract up to a 10,000 tonne bulk sample on this new zone for processing analysis and test marketing, which, once completed, will assist with a production decision. Approval to the permit was pending subject to completion of a baseline survey on which the mineral claims are located. A baseline survey was completed in May 2005. This survey indicated that insoluble barium sulfate (barite) comprised the large majority of the industrial mineral ore on the site and by its nature, would not create any free barium (if any was created, it would be well below the Canadian standard for safe drinking water). Also the report indicated that radioactivity, uranium and thorium measurements on the site were well below the average for the area and fell within safe health standards by regulatory authorities. The Company has attempted to negotiate the terms of an Access agreement with the landowner. After several months of negotiation, the Company contacted the Gold Commission of B.C., Nelson office, for their assistance in this regard. The Gold Commissioners office recommended that one of the parties submit to the Mediation and Arbitration Board ("MAB") to settle the terms of access. The Company submitted to the MAB on April 6, 2005. On April 19, 2005, the Company received approval of its work permit from the Ministry of Energy and Mines, conditional on the MAB process. The Company attended the first meeting, along with the landowner and a member of the MAB on May 12, 2005 wherein a further meeting date in June and location was set to mediate the terms of access to the Property. On August 3, 2005, the Company received the order from the MAB (amended on August 11, 2005), wherein the Company was granted access, subject to the payment of $5,000 to the landowner (paid on August 26, 2005) and the deposit of $10,000 with the MAB as security for other payments to the landowner (annual land rental fee of $1,700 per acre utilized for exploration, annual amount of $3,000 and $1.00 per linear foot of marketable trees cut, pulled down or damaged). The Company filed both orders with the Supreme Court of British Columbia. The landowner, on which the claims are situated, did not agree with the order and, as a result of his disagreement, the application for access must proceed to an arbitration settlement hearing, scheduled to held on November 25, 2005, in Kelowna, B.C.

The Company agrees with and is prepared to follow the mediation and arbitration board process with the expectation that the matters related to access as outlined in the order of August 11, 2005, and filed in the Supreme Court of British Columbia, will be upheld and thereby enable the Company to undertake certain exploration programs scheduled for 2006.

The Company may seek to recover from the applicable responsible parties, including the landowner and the B.C. Ministry of Energy, any financial loss that arises from the delay in obtaining access and work permits.

The Company is arranging a private placement of $20,000 principal amount of convertible debentures to raise gross proceeds of $100,000. Each debenture bears interest at the rate of 10% per year, compounded quarterly, payable at the discretion of the Company, which shall accrue if unpaid. The debentures are convertible, at the option of the holder, into units of the Company for a period of one year, at a deemed price of $0.305 per unit. Each unit will comprise one common share in the capital of the Company and one common share purchase warrant exercisable into one common share at $0.305 per share, for a period of one year from the closing date. If all debentures are converted into units, a total of 327,865 shares will be issued, and if all of the warrants are exercised, a total of 327,865 additional common shares in the capital of the Company will be issued. The debentures will be secured by a general security agreement over all of the assets of the Company and its subsidiary, Rock Creek Minerals Inc.

The private placement is subject to appropriate regulatory approvals and formal documentation. Any shares issued by the Company pursuant to a conversion of a debenture will be subject to a hold period of four months and one day from the date of issuance of the debentures pursuant to the policies of the TSX and applicable securities laws. At the time of writing, the Company has received $80,000 of convertible debentures.

The proceeds of the financings will be applied to exploration on the Company's Industrial Mineral Property, property access-related costs and for general working capital.

Upon access being granted, the Company intends to immediately complete reclamation on the 2004 program that was not completed due to access being withheld and complete Phase 2.

The Company entered into an agreement dated March 19, 2004 whereby the Company was to supply barite powder to a non-related company, M-I Drilling Fluids Canada, Inc. ("MI") for a fixed price per tonne including delivery and quality control monitoring. This agreement was for one year with an option for MI to renew for an additional three years. Effective on March 19, 2005, the agreement expired as the contract was not renewed by MI. The Company is currently attempting to negotiate a new contract.

1.3   Selected Annual Information

Not applicable

1.4   Results of Operations

The Company has not yet generated revenue to date and has reported net losses in the past three years. Net loss over the comparative quarter generally remained consistent, as discussed in section 1.5. The Company's significant project is the Industrial Minerals Project, detailed in section 1.2.

1.5   Summary of Quarterly Results

The following is a summary of the Company's financial results for the eight most recently completed quarters:

	Q3 Sep 30, 2005	Q2 June 30, 2005	Q1 Mar 31, 2005	Q4 Dec 31, 2004	Q3 Sept 30, 2004	Q2 June 30, 2004	Q1 Mar 31, 2004	Q4 Dec 31, 2003
Total revenues	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Net income (loss) before discontinued operations and extraordinary items:								
Total	$ (30,915)	$ (47,788)	$ (48,512)	$ 21,974	$ (41,624)	$ (55,471)	$ (31,300)	$ (33,745)
Per share	$ 0.00	$ (0.01)	$ (0.01)	$ 0.00	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Per share, fully diluted	$ 0.00	$ (0.01)	$ (0.01)	$ 0.00	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Net income (loss):								
Total	$ (30,915)	$ (47,788)	$ (48,512)	$ 21,974	$ (41,624)	$ (55,471)	$ (31,300)	$ (33,745)
Per share	$ 0.00	$ (0.01)	$ (0.01)	$ 0.00	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)
Per share, fully diluted	$ (0.01)	$ (0.01)	$ (0.01)	$ 0.00	$ (0.01)	$ (0.01)	$ (0.01)	$ (0.01)

The Company reported a net loss of $127,215 for the nine months ended September 30, 2005. Administrative expenses for the nine months ended September 30, 2005 increased by $15,468 compared to the nine months ended September 30, 2004. This was primarily due to the increased activity with respect to administrative costs regarding the continuation of Phase 2 of the Program and access to the property. Commencing January 2005, the Company increased payments to consultants from $2,000 per month to a total of $6,000 per month for services with respect to the administration of the Company. A total of $1,000 per month of these services is being paid to a partnership controlled by directors of the Company. There were no sponsorship costs in the nine months ended September 30, 2005, as these costs were 'one-time' costs associated with the Company's application to trade on the TSX Venture Exchange. Legal costs have increased due to increased costs of maintaining the Company's listing on the TSX Venture Exchange and support for property access issues.

The Company has incurred a total of $54,978 in costs for the nine months ended September 30, 2005 with respect to Phase 2 costs on the Industrial Mineral Property, as described above. Details of these costs are disclosed in Schedule 1 of the financial statements.

Other expense for the period included $1,899 for stock-based compensation expense related to the vesting of share purchase options to Roy Brown.

1.6   Liquidity

The Company has total assets of $393,200. The Primary assets of the Company are cash of $53,854, and a mineral property carried at $326,011. The Company currently has $80,000 convertible debentures and has working capital deficiency of $23,120. The convertible debentures are parts of a private placement of $20,000 principal amount with intent to raise gross proceeds of $100,000. The debenture is to be secured by all of the assets of the Company, bear interest at 10%, repayable on the first anniversary of closing and convertible at the option of the lenders into units at $0.305 per unit. Each unit is expected to consist of one common share and one common share purchase warrant. The warrants are expected to be exercisable for two years from conversion at $0.305 per share. These debentures are subject to regulatory approval. It is management's opinion that these assets are sufficient to meet the Company's obligations as they come due and that the Company is not exposed to any significant liquidity risks at this time. However the Company has commenced discussions with respect to obtaining sufficient funds to enable it to continue with its business plan during the remainder of this fiscal year. These funds may be obtained via loans or private placements of the Company's common shares.

1.7   Capital Resources

The only capital resource of the Company is the mineral property, carried at $326,011. The Company's intention is to commit further funds for further expenditures on this property, as detailed in section 1.2. There are currently no specific expected sources of funds to fulfil its property option requirements, however, the Company has commenced discussions with interested parties regarding same.

1.8   Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

1.9   Transactions with Related Parties

The Company incurred the following expenses charged by a partnership controlled by two directors of the Company, an officer of the Company, (the deferred exploration costs – consulting and travel costs) and a Company controlled by significant shareholder of the Company (consulting fees), Greg Burnett, as follows:

	Nine months Ended September 30, 2005		Nine months Ended September 30, 2004
Accounting	$	12,368	$ 13,535
Consulting		54,000	6,000
Office and miscellaneous		6,750	6,750
Rent		6,750	6,750
Travel		1,400	-
Deferred exploration costs:			
Consulting		30,499	-
	$	111,767	$ 33,035

These expenditures are measured by the exchange amount, which are the amounts agreed upon by the transacting parties.

Roy Brown, an officer of the Company and an officer and director of the Company's subsidiary, holds 10% net profits interest in the Industrial Mineral Property.

Included in accounts payable is $37,165 due to a partnership controlled by two directors of the Company (Kevin Hanson and Terry Amisano) and $32,100 due to a Company controlled by a significant shareholder of the Company (Greg Burnett).

The convertible debentures totalling $80,000 are due to related parties to the Company, which includes a director of the Company, a company controlled by a director of the Company, a spouse of a director of the Company and significant shareholders of the Company.

1.10   Third Quarter

The third quarter events were primarily related to continued work with respect to the Industrial Mineral Property, administration of the Company and seeking a listing on the OTCBB. The Property work was primarily relating to the removal of the temporary withholding of access.

1.11   Proposed Transactions

N/A

1.12   Critical Accounting Estimates

The recoverability of the amounts capitalized for the undeveloped mineral property is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

1.13   Changes in Accounting Policies

The Company adopted no new accounting policies during the nine months ended September 30, 2005.

1.14   Financial Instruments and Other Instruments

The carrying value of cash and term deposits and accounts payable approximate their fair values due to the short maturity of those instruments. The convertible debt also approximates fair value. Unless otherwise noted, it is managements' opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements.

1.15   Other MD&A Requirement

   a)   Additional information relating to the Company is on SEDAR at www.sedar.com.

b) Disclosure of Outstanding Share Data

    i)   Authorized:
           100,000,000 common shares without par value
           100,000,000 preferred shares without par value

    ii) Common shares issued:

	Number	Amount
Balance, September 30, 2005 and November 8, 2005	5,000,883	$ 592,109

    iii) Share purchase options

At September 30, 2005 and November 2, 2005, there were 447,500 share purchase options outstanding to directors entitling the holders thereof the right to purchase one common share for each option held as follows:

Number	Exercise Price	Granted	Expiry Date
272,500	$0.15	March 16, 2000	February 7, 2006
125,000	$0.22	April 12, 2004	April 7, 2009
50,000	$0.30	April 12, 2004	April 7, 2006
447,500			

    iv) Share purchase warrants

As at September 30, 2005 and November 2, 2005, the Company had 1,333,333 share purchase warrants outstanding. Each warrant entitle the holder to purchase an additional common share as follows:

Number	Exercise Price	Expiry Date
1,022,221	$0.30	April 20, 2006
311,112	$0.45	April 20, 2006
1,333,333		

    v) Escrow Shares:

At November 2, 2005, there were 1,213,402 common shares held in escrow. The escrow shares will be released pro rata to the shareholders as follows:

        i) 404,466 on April 1, 2006;
        ii) 404,466 on October 1, 2006;
        iii) 404,470 on April 1, 2007;

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Zena Capital Corp. - SEC File No. 000-50829</u>
(Registrant)

January 5, 2006   By: /s/   Terry Amisano
Date   Terry Amisano, President and Director